Exhibit 1.1 UNOFFICIAL TRANSLATION

BY-LAWS OF FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

CHAPTER I

NAME, CORPORATE PURPOSE, DURATION,
DOMICILE AND NATIONALITY

ARTICLE 1. NAME. The company shall be named “FOMENTO ECONOMICO MEXICANO”, and this name shall always be followed by the words “SOCIEDAD ANONIMA DE CAPITAL VARIABLE” or their abbreviation, “S.A. de C.V.”.

ARTICLE 2. CORPORATE PURPOSE. The purpose of the company is:

a). To incorporate, organize, promote, and establish all types of commercial and civil companies and associations, and acquire any type of shares or interest thereon.

b). To acquire, own and sell any bonds, shares, interest, or a participation in or any type of securities, as well as alienating and negotiating those securities or participation and in general to execute any type of transactions with securities.

c). To provide or receive advising services, consulting or other services regarding, industrial, accounting, financial, legal and tax matters, as well as any other matters concerning the promotion or management of companies.

d). To acquire, build, produce, import, dispose, export and, in general, negotiate with any type of industrial equipment, supplies or any other necessary elements for the pursuit of its corporate purpose or of its subsidiaries or the companies with which it has commercial relation.

e). To solicit, obtain, register, purchase, lease, assign, or in any other way use and dispose of trademarks, patents, trade names, copyrights, inventions and processes.

f). To acquire, build, lease or by any other means possess and operate all types of fixed or movable assets as well as real estate, which might be necessary or convenient to the company’s corporate purpose, as and to establish or by any other means to possess plants, workshops, warehouses, facilities, offices and agencies as well as any property necessary to pursue the company’s corporate purpose.

g). To draw, accept, subscribe, endorse or guarantee any securities; to issue bonds with or without specific guarantees, become joint and several debtor or guarantor in any form permitted by law, with respect to obligations of the company or contracted by third parties.

h). In general, to carry out all types of trade actions and execute all types of contracts and agreements, as well as transactions of any type that are convenient to pursue the aforementioned purposes.

ARTICLE 3. DURATION. The duration of the company shall be 99 (ninety nine) years, beginning on May 30, 1936, which is the date of inscription of the charter of incorporation of the company in the Public Register of Commerce, and therefore will end on the same date on the year 2035.

ARTICLE 4. DOMICILE. The domicile of the company is Monterrey, N.L., which domicile shall not be deemed to have changed if the company establishes branches or offices in any other place within the Mexican Republic or abroad.

ARTICLE 5. NATIONALITY. The company is Mexican. Any foreigner, that at the time of incorporation of the company or thereafter acquires a participation or becomes the owner of one or more shares of the company shall be considered as Mexican with respect to that participation or ownership, and may not invoke the protection of its own government. Failure to comply with the foregoing paragraph may result in the forfeiture of such participation or ownership in favor of the Mexican State.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 6. CAPITAL STOCK. a). The capital stock is variable. The minimum fixed capital that may not to be withdrawn shall be the amount of $300,000,000 (Three Hundred Million Pesos). The variable portion of the capital stock shall be unlimited. All shares shall be registered, freely subscribable shares, none of which will have a face value.

b). The shares of the capital stock of the company shall be divided into the following series: (i) series “B”shares, which shall consist of common, ordinary shares with full voting rights, (ii) series “L” shares with limited voting rights, and (iii) series “D” shares with limited voting rights, and which during a period of 10 years beginning the date of their first issuance shall have the right to receive a superior non-accumulative dividend as follows:

For a term of 10 (ten) years, counted from the date of its first issuance, the Series D Shares shall grant its holders the right to receive a non-accumulative superior dividend equivalent to a 125% (one hundred twenty five percent) of the dividend that corresponds to the ordinary Series B shares.

c). Series “B” shares, shall at all times represent at least 51% of the capital stock of the company; series “L”shares may represent up to 25% of the capital stock of the company; and, series “D” shares, either individually or together with the series “L” shares may represent up to 49% of the capital stock of the company. Series “D” shares may de divided in sub-series “D-L”representing up to 25% of the capital stock, and sub-series “D-B” which may represent the remaining outstanding series “D” shares.

d). All outstanding series “D” shares shall be exchanged automatically after 10 years of the date of their first issuance into limited voting series “L” shares, and series “B” shares as follows: The sub-series “D-L” shares shall be exchanged for series “L” shares and the sub-series “D-B” shares shall be exchanged for ordinary series “B” shares. Once the sub-series “D-L” and “D-B” shares are converted, the capital stock of Fomento Económico Mexicano, S.A. de C.V. shall be represented by ordinary series B shares, which will represent at least 75% of the capital stock, and by limited voting series “L” shares, which could represent up to 25% of the capital stock of the Company.

e). Shareholders of the series “D” and “L” shares shall only have the right to vote at extraordinary shareholders’meetings dealing with the following matters: (i) transformation of the company, but not transformation from a company with variable capital stock to a company without variable capital stock or vice versa, (ii) merger of the company when the company is not the surviving entity, or mergers with other companies where those companies have different corporate purpose than the company or its subsidiaries, (iii) change of nationality, (iv) dissolution and liquidation and (v) cancellation of the registration of the series “L” shares or series “D” shares in The National Register of Securities and in other foreign stock markets where listed, except in the case of conversion of such shares as provided herein. The holders of series “D” or “L” shares shall have the right to designate board members in accordance with the provisions of article 25 of these by-laws.

f). The shareholders of series “L” shares and series “D” shares shall not have the right to determine the management of the company or its investments, and shall only have those voting rights as specified in paragraph f) above, and the right to appoint directors pursuant to article 25 hereof.

g). The company may authorize the issuance of series “B” shares or series “D” shares or any of its sub-series in stapled units as follows: (i) “B” Units, consisting of 5 series “B” shares, or (ii) “BD Units”, consisting of 1 series “B” share, 2 sub-series “D-L” shares and 2 sub-series “D-B” shares.

The Stapled Units shall be separated after 10 years from the date of their first issuance. Upon its separation, the shares forming stapled units shall be exchanged, in the case of B Units for the corresponding series B shares, and in the case of BD Units for the corresponding series L and B shares.

Any shares issued by the company forming Stapled Units, shall be sold, assigned, pledged, transferred or otherwise disposed of exclusively as Stapled Units and in multiples of 5 shares series “B” in the case of B Units; or, 1 series “B” shares with 2 sub-series “D-L” and 2 sub-series “D-B” shares in the case of BD Units.

ARTICLE 7. ISSUANCE OF SHARES WITH LIMITED VOTING RIGHTS. The limited voting series “D” and “L” shares as provided herein, shall be considered as neutral investment and shall not be calculated for the purpose of determining the amount and proportion of participation of the foreign investors in the capital of the company as permitted by the provisions of The Law of Foreign Investment and its regulations, they shall be considered to be issued in accordance with the applicable provisions of The Securities Market Law and the corresponding authorizations, shall not be subject to the restrictions of article 198 of The General Law of Commercial Companies, and shall have the limitations on corporate rights mentioned herein.

ARTICLE 8. INCREASES OR REDUCTIONS OF CAPITAL STOCK. Increases or reductions to the minimum fixed portion of the capital stock and the resulting modification of clause third of the charter of organization and of article 6 of these by-laws shall be made by resolution of the extraordinary general shareholders meeting.

Increases or reductions of the variable portion of the capital stock shall be made by the resolution of the ordinary general shareholders meeting, and the minutes of the meeting, in any event, shall be officially formalized before a notary public, except when the shareholders exercise their redemption rights, or when the increase or decrease were made in accordance with Article 14 Bis 3, section I of the Mexican Securities Market Law.

ARTICLE 9. INCREASES OF CAPITAL STOCK BY ISSUANCE OR PLACEMENT OF SHARES. The company may increase the variable part of its capital stock by issuing new shares or placing shares kept in treasury for that purpose. In the case of increases of capital stock with new shares to be paid in cash, the shareholders shall have preference to subscribe the new shares that are issued in proportion to the number of shares that they hold within the respective series. In the case of shares held as treasury shares, the board of directors may offer such shares, to any third parties deemed convenient.

The right of preference referred to in this article shall not be applicable with respect to shares that are issued or held in the treasury which are to be used for: (i) merger of the company; (ii) conversion of obligations issued in accordance with The General Law of Credit Securities and Transactions; (iii), public offerings pursuant to article 81 and others of The Securities Market Law, (iv) capital stock increases to be paid in kind or with cancellation of debt owed by the company, and (v) placement of shares of the company acquired by the same company.

The right of preference must be exercised within the 15 calendar days beginning the date of publication of the corresponding notice in the Official State Gazette of the corporate domicile.

In the event that following the expiration of the term during which the shareholders shall exercise the right of preference granted in this article, not all of the shares would have been subscribed, such shares may be offered for subscription and payment, under the terms and conditions determined by the meeting that approved the capital stock increase, or under the terms established by the board of directors or the delegates appointed by the meeting for such purpose.

The Company with the prior written authorization of The National Banking and Securities Commission may issue shares, which are not yet subscribed, to be publicly offered in the market, provided such shares are kept in an institution for the custody of securities and the conditions of article 81 of The Securities Market Law are met.

ARTICLE 10. REIMBURSEMENT BY WITHDRAWAL OF SHARES. The following rules shall be applicable to the reimbursements of shares by withdrawal:

a). Subject to the provisions of these article and of The General Law of Commercial Companies the variable portion of the capital stock may be reduced among other things, by total or partial reimbursement to the shareholders of their shares withdrawn, upon notice of the shareholders to the company of their intention to withdraw, which notice will be effective (i) at the end of the fiscal year if the notice is given before the last quarter of such fiscal year, or (ii) at the end of the next fiscal year if the notice is given after such quarter. No withdrawal shall be made if as a result thereof the amount of the fixed portion of the capital stock not subject to withdrawal is reduced, or the percentages of article 6 above, are contravened.

b). If the company receives request for reimbursement of shares which may have as a consequence the reduction of the minimum fixed portion of the capital stock, the company shall only pay the shares first requested up to an amount which shall not affect the fixed portion of the capital stock.

c). If several requests for reimbursement are received simultaneously by the company, which may have as a consequence the reduction of the minimum fixed portion of the capital stock, the company shall pay the shares proportionally to each requesting shareholder, to avoid the reduction of the fixed portion of its capital stock.

d). Reimbursement by withdrawal of shares of the variable portion of the capital stock, shall be subject to article 220 and 221 of The General Law of Commercial Companies, and shall be made in accordance with the following:

1. The reimbursement value shall be the lower of the following two values: 95% (ninety five percent) of the quoted market value in the Bolsa Mexicana de Valores, S.A. de C.V., obtained from the weighted average by volume of operations carried out during the last thirty (30) days on which shares of the company have been quoted prior to the date on which the withdrawal is to take effect, and during a period that shall not exceed 6 (six) months; or the book value of the shares, in accordance with the financial position statement approved by the ordinary shareholders’ meeting for the fiscal year in which the separation is to take effect, previously approved by the general ordinary shareholders’ meeting.

In the event that the number of days in which the shares had been traded during the term set forth in the proceeding paragraph is lower than 30 (thirty) days, the actual number of days shall be taken into consideration. If the shares were not traded during such period, the book value of the shares shall apply.

2. The payment of the reimbursement amount shall be payable by the company from the day following the ordinary shareholders’ meeting that approves the financial statement corresponding to the fiscal year in which the withdrawal shall take effect.

ARTICLE 11. ACQUISITION OF SHARES OF THE COMPANY. The company may acquire shares representative of its own capital stock in accordance with the provisions of the Securities Market Law and with the regulations of The National Banking and Securities Commission.

ARTICLE 12. PROHIBITION FOR SUBSIDIARIES TO ACQUIRE SHARES OF THE COMPANY. The Subsidiaries (as defined in the last paragraph of the general provisions applicable to the issuers of securities, issued by the Mexican Securities Commission as published in the Official Gazette of the Federation (Diario Oficial de la Federación) as of March 19, 2003) shall not directly or indirectly invest in the capital stock of this company or any companies in which this company is its Subsidiary, unless permitted by applicable law.

ARTICLE 13. REGISTER OF CHANGES IN THE CAPITAL STOCK. The company shall register all increases and decreases of its capital stock in its register for capital stock changes.

ARTICLE 14. AMORTIZATION OF SHARES. The company may redeem shares of part of its capital stock with available profits in accordance with the following rules:

a). The extraordinary shareholders’ meeting shall authorize the redemption.

b). Only fully paid shares may be redeemed.

c). The acquisition of shares to be redeemed shall be made in accordance with article 136 of The General Law of Commercial Companies.

d). No redemption of shares shall be made if, as a consequence thereof, the series “D” and/or series “L” shares exceed the maximum percentages established by article 6 of these by-laws.

e). Amortized shares shall be null and the corresponding certificates shall be canceled.

ARTICLE 15. TITLES AND CERTIFICATES. The definitive or provisional certificates representing the shares or the stapled units shall be nominative, and may cover one or more shares of the same or different series or sub-series; they shall contain the references specified in article 125 of The General Law of Commercial Companies; they shall identify the series or sub-series to which they belong; and they shall contain the text of article 5 of these by-laws and shall be signed by any two series “B” members or alternate members of the board of directors. The signatures of the directors may be manual or facsimile thereof. When facsimile signatures are used, the original of the respective signatures shall be deposited with The Public Register of Commerce of the corporate domicile. The definitive share certificates shall have attached the serial numbered coupons determined by the board of directors. The shareholders meeting approving the respective capital stock increase or the extraordinary shareholders meeting may resolve that any shares of any series or sub-series may be represented by stapled units, that without being ordinary, non-redeemable certificates of participation, may represent units and aggregate shares from the same series or from different series, in accordance with article 6 above.

ARTICLE 16. REGISTER OF SHARES. The company shall have a register of shares, and shall only consider as shareholders those appearing in such register.

ARTICLE 17. CANCELLATION OF INSCRIPTION OF SHARES. In the event of the cancellation of the inscription of the shares of the company in the Securities Section of The National Register of Securities, the shareholders that are the record owners of the majority of the common capital stock, or otherwise control the decisions adopted during shareholders meetings, or are entitled to appoint the majority of the members of the board of directors, shall be obligated to:

a) To make a public offer to purchase, prior to the cancellation of the inscription.

b) To affect in Fideicomiso, for a term of 6 (six) months, the necessary proceeds to purchase at the same price during the offer, the shares of the holders that did not attend the meeting, in the event that, once consummated the public offer to purchase and prior to the cancellation of the inscription, the acquisition of 100% of the capital stock outstanding is not achieved.

The public offer referred to this paragraph, shall be effected at least, for a price that is the higher of: the quoted price in the Bolsa Mexicana de Valores, S.A. de C.V., as determined in the following paragraph, or the book value of the shares, as determined in the last quarterly financial information presented to the National Banking and Securities Commission and the Bolsa Mexicana de Valores, S.A. de C.V. prior to the start of the offer, except that such value be modified in accordance with the criteria applicable to determine relevant information, in which case, the most recent financial information shall be taken into consideration in the calculation of the book value.

The quoted value in the Bolsa Mexicana de Valores, S.A. de C.V. shall be the weighted average by volume of operations carried out during the last thirty (30) days on which shares of the company have been quoted prior to the date of the offer, and during a period that shall not exceed 6 (six) months. In the event that the number of days in which the shares had been traded during the term set forth herein is lower than 30 (thirty) days, the actual number of days shall be taken into consideration. If the shares were not traded during such period, the book value of the shares shall apply.

In the event that the offer is valid for more than one series of stock outstanding, the average price referred to above shall be done for each of the series of stock that the Company intends to delist, and the Company shall take as quoted value for the public offer to purchase all the series of stock, the higher average price.

The Board of Directors of the Company, within the 5 (five) business days prior to the start of the offer, shall disclose an opinion regarding the reasoning on the price of the public offer, which opinion shall take into consideration the interest of the minority shareholders to comply with the provisions of Article 16, second paragraph of the Mexican Securities Market Law, and the opinion of the Auditing Committee, if it is against the opinion of the board, will need to be disclosed. In the event that the board of directors face conflict of interest issues, the opinion of the board of directors shall be disclosed together with an opinion issued by “Independent Expert” (as defined by general provisions applicable to the issuers of securities issued by the National Banking and Securities Commission and published in the Official Gazette of the Federation as of March 19, 2003) selected by the Auditing Committee, which opinion shall address the protection of the rights of the minority shareholders.

The shareholders referred to in the first paragraph of this article shall not be obligated to effect a public offer to cancel the listing of the shares, if it is proven that the consent of at least 95% (ninety-five percent) of the capital stock outstanding was obtained during a shareholders meeting, and the amount of the offer for the shares held by “Public Investors” (as defined by Article 1 section X of the general provisions referred to in the preceding paragraph) in compliance with these rules, is less than 300,000 investment units. Provided, however, that in order to request and obtain the cancellation of the listing, the company shall constitute the fideicomiso as described in paragraph b) above, and shall disclose the cancellation of the listing and the establishment of the fideicomiso through SEDI (the electronic system for the distribution and disclosure of corporate information authorized by the National Banking and Securities Commission.).

The provisions contained in this article shall be applicable to ordinary participation certificates issued by the company, and the securities representing two (2) or more shares of one or more series of stock issued by the Company.

The shareholders obligated to make the public offer, considering the financial condition and perspectives of the Company, may request to the National Banking and Securities Commission an approval to use a different criteria to determine the price of the shares as described in paragraph b) above, provided that the company delivers a resolution of the board of directors, with the prior favorable opinion of the Auditing Committee, containing the reasons in which the board is based to set a different price, together with the report of the Independent Expert to address specifically that the price is consistent with the provisions of article 16 of the Securities Market Law.

CHAPTER III
MEETINGS OF SHAREHOLDERS

ARTICLE 18. MEETINGS OF SHAREHOLDERS. The shareholders meeting is the highest governing body of the company. Shareholders meetings may be ordinary, extraordinary or special, and they will be held at the company’s domicile.

Extraordinary meetings shall be those that are called to address any of the matters specified in article 182 of The General Law of Commercial Companies (with the exception of increases or reductions in the variable portion of the capital stock, pursuant to article 8 hereof) and 228 bis of The General Law of Commercial Companies, and to approve the cancellation of the inscription of shares of the company in The Securities Section of The National Register of Securities or in any other domestic or foreign stock markets on which they may be registered.

All other meetings shall be ordinary.

Special meetings shall be those that are held to address matters that could affect the rights of a particular series of shares.

ARTICLE 19. TIME AND PLACE FOR THE MEETINGS. The shareholders meetings shall be held at the corporate domicile whenever called by the board of directors, or by the secretary of the board.

The ordinary shareholders meeting shall be held at least once a year, whenever called by the board of directors within the first four months following the end of the fiscal year.

The shareholders meeting shall be held at the request of the shareholders in any of the cases referred to in articles 184 and 185 of The General Law of Commercial Companies, and other applicable provisions of the Securities Market Law.

ARTICLE 20. SUMMONS. The first calls for shareholders’ meetings shall be published in the Official State Gazette of the corporate domicile or at least in one of the newspapers with a broad circulation in said domicile, at least 15 days prior to the date set for the meeting and with at least 8 days on second or subsequent call.

The notices for shareholders’ meetings shall comply with the requirements of articles 186 and 187 of The General Law of Commercial Companies.

ARTICLE 21. ATTENDANCE RIGHTS. To obtain the entrance ticket to attend the meetings, the shareholders must be registered in the shareholders’ registry of the company, and shall deposit their shares with the secretary of the company, at least 48 hours prior to the time set for the meeting to be held. For shares deposited with institutions for the deposit of securities, where shares may be deposited, such institutions shall communicate to the secretary of the company the number of shares deposited by each one of the depositors, indicating if the shares are deposited at its own name or of any third party, such communication must be accompanied with the list of names of the depositors that have accounts in such institution for the deposit of securities; such list must be delivered to the secretary of the company within the above-mentioned time frame, with the purpose of obtaining an entrance ticket to attend the meeting. Shareholders may be represented in the meetings by a person or persons appointed by them by a power of attorney issued in the formats that meet the requirements set forth in the Securities Market Law, which shall be received by the secretary of the company within the time specified above.

Shares deposited to attend the shareholders meetings, shall be returned after the meetings are held, against delivery to the company of the receipt issued to the shareholder.

ARTICLE 22. ATTENDANCE-QUORUM AND RESOLUTIONS. The shareholders’ meetings shall have the following quorum and resolution rules:

a). The ordinary shareholders meetings shall be deemed to be legally held on a first call if, more than 50% of the series “B” shares are represented therein, and in the case of second or subsequent call, ordinary shareholders meetings shall be validly held whatever number of series “B” shares are present. The resolutions of the ordinary shareholders meeting shall be valid when approved by at least the majority of the subscribed and fully paid series “B” shares represented in the meeting.

b). The extraordinary shareholders meetings shall be deemed legally held on first call to address matters on which series “D” shares and series “L” shares do not have the right to vote, if at least seventy-five percent of the series “B” shares are represented therein and in the case of second or subsequent calls if at least the majority of the series “B” shares are represented therein.

In both cases, the resolutions of the extraordinary shareholders meeting shall be valid when approved by, at least the majority of the series “B” shares.

c). Other than for the items referred to in article 22, e) herein, the extraordinary shareholders’ meeting called to address matters on which series “D” or “L” shares have the right to vote shall be deemed to be legally held on first notice, if at least ¾ of the fully paid and subscribed shares of the total capital stock are represented therein and in the case of second or subsequent notices, if at least the majority of the fully paid and subscribed shares of the total capital stock are represented therein.

The resolutions shall be valid in both cases, when approved by the vote of the majority of the shares of the total capital stock.

d). The special shareholders meetings (including those meetings called to appoint series “D” or series “L”directors) shall follow the same rules applicable by this article 22, to extraordinary shareholders meetings, but referred exclusively to the applicable series of shares.

e). The ordinary shareholders meetings to deal with the approval of the financial statements for the previous fiscal year, shall also know of the report of the Auditing Committee referred to in Article 14 Bis 3, section IV, paragraph c) of the Securities Market Law.

ARTICLE 23. MEETINGS OF SHAREHOLDERS. Shareholders meetings shall be presided by the chairman of the board of directors and, in his absence, by the person that must take his place; or in the absence of both by the shareholder appointed by those shareholders attending the meeting. The secretary of the board shall act as secretary of the shareholders’ meeting or in his absence, the person appointed by the shareholders attending the meeting. The chairman shall appoint two of the shareholders attending the meeting to verify the attendance list. The votes shall be oral, unless 3 of the shareholders attending the meeting request that the votes be counted. Shareholders holding 10% of the shares with voting rights for a particular item shall have the right to postpone the meeting for 3 days in any matter where they believe they are not totally informed, which right shall only be exercised once for the same matter.

CHAPTER IV
ADMINISTRATION OF THE COMPANY

ARTICLE 24. BOARD OF DIRECTORS. The administration of the Company shall be the responsibility of a board of directors comprised of at least 16 (sixteen) members and the alternates designated in accordance with these by-laws.

ARTICLE 25. APPOINTMENT OF DIRECTORS. The series “B” shareholders, by majority of such shares represented at the shareholders’ meeting shall appoint at least 11 (eleven) directors. Series “D” shareholders shall appoint 5 directors by the majority of the shares represented at the respective meeting. Upon exchange of the sub-series “D-L” shares into series “L” shares, pursuant to article 6 d) above, the series “L” shareholders shall have the right to appoint 2 directors by the majority of the shares represented at the respective meeting.

The shareholders may designate alternate directors, which shall specifically cover the absences of the member of the board designated, in accordance to the applicable legal provisions.

The members of the board of directors shall hold their position for one year but they shall continue in their duties notwithstanding the termination of their duty, until the new directors appointed to replace them assume their duties. The members of the board shall receive such compensation as the ordinary shareholders meeting determines.

ARTICLE 26. SUMMONS. The calls for the meetings of the board of directors may be made by the Chairman of the Board, by at least 25% of the members of the board of directors or by any of the examiners, and shall be sent by mail, fax, messenger by any other means, to the members of the board of directors at least 7 days prior to the date of the meeting, and shall be signed by the chairman or by the secretary.

The examiners shall receive summons for every meeting of the Board of Directors, as well for the meetings of the intermediate consulting boards in which the Board of Directors has delegated any authority.

ARTICLE 27. BOARD OF DIRECTORS MEETINGS. The board of directors shall hold meetings at least once every 3 months. The appointing annual ordinary shareholders meeting or the board of directors in its first meeting after such shareholders’ meeting, shall appoint, from among the directors appointed by the series “B” shareholders a chairman and, if deemed appropriate a vice-chairman of the board of directors. In the same terms, it shall also appoint the secretary and alternate secretary, provided, however, that the secretary and its alternate are not required to be directors. The board shall also appoint such officers as the board may deem convenient. The chairman of the board, shall also be chairman at the shareholders’ meetings and shall be substituted in his absences by the vice-chairman, and in the absence of both by the other series “B” directors in the order of their appointment.

ARTICLE 28. QUORUM AND RESOLUTIONS OF THE BOARD. The meetings of the board of directors shall be considered legally held with the attendance of a majority of its members, and its resolutions shall be valid if approved by the majority of votes of the members present at the meeting.

Resolutions adopted outside of meetings shall be valid if adopted by unanimity of its members, and if the written resolutions thereof are signed by all of the members of the board or their alternates.

Minutes shall be taken for all meetings, same that shall be approved by at least the majority of the attending directors to the respective meeting, and shall be signed by the chairman and the secretary.

ARTICLE 29. POWERS OF THE BOARD OF DIRECTORS. The board of directors shall have the following powers:

a). The broadest power for business and real estate administration, in accordance with the second paragraph of Article 2554 of The Federal Civil Code.

b). The power for acts of ownership over all types of movable and immovable assets of the company as well as its real and corporate rights according to the terms of the third paragraph of Article 2554 of The Federal Civil Code and to grant guarantees of any kind for the obligations of the company, for any securities issued or accepted by third parties.

c). The broadest power to represent the company before all types of administrative and judicial authorities, with either federal, state or municipal jurisdiction, as well as before labor authorities, arbitrators or amicable mediators, with all the general and special powers that require a special clause according to Law, which are conferred upon it without limitation, pursuant to the first paragraph of Article 2554 of The Federal Civil Code to articulate and absolve depositions, and to renounce the right of filing amparo suits, and carry out all acts expressly determined by Law, among which are included to represent the corporation before judicial and administrative, criminal, civil or other authorities, with the power to present criminal complaints and accusations, grant pardons, to act as plaintiff or coadjuvant with the Public Ministry in criminal proceedings, before work authorities and courts.

d) The power to issue, subscribe, guarantee, and in any other manner trade all types of credit instruments and issue bonds with or without guarantees or collateral, and the power to invest any fixed, real estate or movable assets in any company and the power to subscribe shares, equity interests or participation in any company and generally to perform or execute any actions required for the performance of the corporate purpose of the company.

e) The power to subscribe any guarantee on behalf of the company as joint and several debtor or guarantor, to grant bails or any other payment guarantee of any type regarding any obligation contracted by the company or any third party as well as from any obligation arising from any securities issued or accepted by the company or any third party.

f). The power to appoint the Auditing Committee in accordance with the provisions of the Securities Market Law, and to appoint any other committees with the duties that the Board may deem advisable and to establish their duties, and to appoint the general director of the company, and upon his request to appoint any other officers of the company, setting forth their rights and obligations.

g). The power to grant and revoke the powers deemed appropriate, with or without powers of substitution, including powers granted to the board of directors.

h). The power to execute all the resolutions of the shareholders meetings, and to perform all actions required or convenient for the better performance of the corporate purpose, so long as they are not reserved to the shareholders meeting by law or by these by-laws.

i) To approve the operations that are not in the ordinary course of business of the Company, that are being considered to enter into the Company and its shareholders, with persons that are part of the management of the Company or with persons that such individuals have patrimonial nexus, or otherwise have kinship (either by blood or by law) up to the second degree, the spouse or concubinary; the purchase or sale of 10% or more of the assets of the Company; the issuance of a warranty for an amount exceeding 30% of the assets, or any other transaction that is different from the listed above that represents more than 1% of the assets of the Company.

In addition, it shall request the opinion of the Audit Committee and, if applicable, to approve the transactions that the Subsidiaries (as such term is defined in the last paragraph of Article 1 of the general provisions applicable to the issuers of securities, issued by the Mexican Securities Commission as published in the Official Gazette of the Federation (Diario Oficial de la Federación) as of March 19, 2003) intend to enter with related parties or transactions that imply to compromise the Subsisiaries´ net worth in accordance with Article 14 Bis 3, section IV, paragraph d) of the Mexican Securities Market Law.

ARTICLE 30. GUARANTEE. The officers and other administrators of the company shall not be required, to post a guarantee for the fulfillment of their duties. The latter unless the ordinary shareholders meeting deems it appropriate, or the board of directors in the case of officers and other executives designated by this body.

CHAPTER V
EXECUTIVE COMITTEE

ARTICLE 31. EXECUTIVE COMMITTEE. The company’s ordinary shareholders meeting or the board of directors may appoint an executive committee, comprised of an odd number of members or alternates from the board of directors of the company, and which shall form an associated delegate body of the board. The general ordinary shareholders meeting or the board of directors may appoint an alternate for every member of the executive committee for the case of absences of any of the members. Members of the executive committee shall hold their positions for one year, unless they are relieved of their duties by the ordinary shareholders’ meeting, or the board of directors that appointed them, but in any event they shall remain in their positions until the individuals appointed to succeed them take possession of the same; they may be reelected and shall receive compensation to be determined by the ordinary shareholders meeting or the board of directors.

The executive committee shall meet on the dates fixed in the first yearly meeting of the executive committee, in the understanding that it may be called by the secretary at the request of the chairman or any two of its members. The meetings shall be called and the committee shall be conducted following the same procedure that for meetings of the Board of Directors in accordance with articles 26 and 28 above, but referred to the executive committee.

In order for meetings of the executive committee to be valid, the presence of at least the majority of its members shall be required. Resolutions of the executive committee shall be approved by the favorable vote of a majority of its members that are present.

The chairman of the executive committee shall be one of its members and shall be appointed by the executive committee. In his absences the chairman shall be substituted by one of the members of the executive committee appointed thereby. The executive committee may appoint a secretary who may be the secretary of the board and who does not need to be a director. The examiner(s) shall be invited to the meetings of the executive committee and may deliberate but they will not have the right to vote.

The executive committee shall have any of the powers granted to the board of directors under paragraphs a), b), c), d) and e) of article 29 above which shall not be delegated to any person, provided however that such committee is authorized to appoint representatives for the execution of certain specific acts.

The executive committee, through its chairman or its secretary, shall inform the board of directors of its resolutions in the next board meeting following such executive committee meeting, or whenever in the judgment of the executive committee there are facts or acts that are important to the company. For each meeting of the executive committee the secretary shall prepare the minutes that shall be transcribed into a special book. The minutes shall include the attendance list and the resolutions adopted and shall be signed by those individuals acting as chairman and as secretary.

CHAPTER VI
EXAMINERS

ARTICLE 32. EXAMINERS. The inspection of the company shall be entrusted to an examiner and his alternate who shall be appointed by the ordinary shareholders meeting by the majority of the series “B” shareholders. The examiner and his alternate, shall be appointed annually, and shall continue complying with their duties until new appointed examiners take up their duties. The examiner(s) shall receive the compensation determined by the ordinary shareholders meeting that appointed them.

The examiners shall not be required to post a guarantee for the fulfillment of their duties, unless the ordinary shareholders meeting determines otherwise.

CHAPTER VII
FISCAL YEAR AND
PROFIT AND LOSSES

ARTICLE 33. FISCAL YEAR. The fiscal year of the company shall be of 12 months, beginning the first day of January and ending the last day of December of each year.

ARTICLE 34. PROFITS. The net profits of each fiscal year, after deduction of the necessary amounts for income tax and any amount that according to law shall de deducted or segregated shall be applied as follows:

a) Five percent shall be deducted to establish, increase or where appropriate replace the reserve fund, until said fund is equal to twenty percent of the paid capital stock.

b). The remainder shall be distributed as dividend proportionately to the shareholders pursuant to these by-laws, or if resolved by the shareholders’ meeting it shall be applied partially or totally to create any reserve or fund that the shareholders’ meeting may resolve (including any reserve to acquire shares of its own capital stock in accordance with the provisions of the Securities Market Law).

ARTICLE 35. FOUNDERS.- The founders of this company do not reserve any special participation in the profits of the company.

ARTICLE 36. LOSSES. Losses if any shall be reported by all shareholders in proportion to the number of their shares, taking into consideration the final part of article 87 of The General Law of Commercial Companies.

CHAPTER VIII
DISSOLUTION AND LIQUIDATION

ARTICLE 37. ADVANCED DISSOLUTION. The company shall be dissolved in anticipation, in any of the cases contemplated in paragraphs II, III, IV and V of article 229 of The General Law of Commercial Companies.

ARTICLE 38. LIQUIDATOR. Once the company is dissolved, the extraordinary shareholders’ meeting shall appoint a liquidator, fixing the time limits for the liquidation and the compensation he will receive.

ARTICLE 39. LIQUIDATION PROCEDURE. The liquidator shall implement the liquidation pursuant to the resolutions of the extraordinary shareholders’ meeting, and in the absence thereof, pursuant to the following rules:

a). He shall conclude the business in the manner that he deems the most convenient, collecting the amounts payable, paying the debts and selling the assets of the company that may be necessary for such purpose;

b). He shall prepare the final liquidation balance; and will present it to the extraordinary shareholders meeting for its approval;

c). In accordance with the financial statements approved by the extraordinary shareholders’ meetings, he shall distribute the liquid assets among all of the company’s shareholders as provided by these by-laws and the applicable laws, against surrender and cancellation of the corresponding shares certificates.

ARTICLE 40. FUNCTIONS OF THE LIQUIDATOR WITH RESPECT TO SHAREHOLDERS MEETINGS. During the liquidation process the shareholders meeting shall meet in accordance with the chapter concerning the general shareholders meetings, and the liquidator shall have those duties and rights pertaining to the board of directors during the term of the company.

ARTICLE 41. FUNCTIONS OF THE EXAMINER DURING LIQUIDATION. During the liquidation the examiners shall continue to perform, with respect to the liquidator, the same duties and obligations that they normally perform during the term of the company, with respect to the board of directors.

Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of the date of this annual report:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0

Coca-Cola FEMSA	Mexico	45.7(1)
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	45.7
Propimex, S.A. de C.V	Mexico	45.7
Panamco Bajío, S.A. de C.V	Mexico	42.7
Panamco México, S.A. de C.V	Mexico	44.8
Inmuebles del Golfo, S.A. de C.V	Mexico	45.7

Emprex	Mexico	100.0

FEMSA Cerveza	Mexico	70.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V	Mexico	70.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V	Mexico	70.0

FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V	Mexico	100.0
Oxxo Express, S.A. de C.V	Mexico	100.0

FEMSA Empaques	Mexico	100.0
Fábricas Monterrey, S.A. de C.V	Mexico	100.0
Sílices de Veracruz, S.A. de C.V	Mexico	100.0
Vendo de México, S.A. de C.V	Mexico	100.0
______________________
(1)	Percentage of capital stock. FEMSA owns 53.6% of the capital stock with full voting rights.

Exhibit 12.1

Certification

I, José Antonio Fernández, certify that:

1. I have reviewed this annual report on Form 20-F of Fomento Económico Mexicano, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 7, 2004

/s/ José Antonio Fernández José Antonio Fernández Chief Executive Officer

Exhibit 12.2

Certification

I, Federico Reyes, certify that:

1. I have reviewed this annual report on Form 20-F of Fomento Económico Mexicano, S.A. de C.V.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 7, 2004

/s/ Federico Reyes Federico Reyes Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Fomento Económico Mexicano, S.A. d e C.V. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on form 20-F for the year ended December 31, 2003 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 7, 2004	/s/ José Antonio Fernández José Antonio Fernández Chief Executive Officer

Dated: April 7, 2004	/s/ Federico Reyes Federico Reyes Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.